Exhibit 99.1

Perion’s AI Agent Outmax Now Available for TikTok, Delivering Up
to 25% Greater Media Performance in Early Results

Perion’s extension into one of the fastest-growing advertising platforms represents a big leap in TAM expansion, as TikTok Ad Revenue is expected to exceed $50 billion by 2027

New York & Tel Aviv – March 10, 2026 – Perion Network Ltd. (NASDAQ and TASE: PERI), an advanced technology leader solving for the complexities of digital advertising through AI-native execution infrastructure, today announced the launch of its proprietary Outmax AI agent for TikTok. This integration extends Perion’s capabilities to one of the fastest-growing global advertising platforms, with nearly 1.6 billion users worldwide and rapidly expanding advertiser adoption as brands increasingly prioritize TikTok in their media strategies. TikTok’s advertising revenue is expected to exceed $50 billion by 20271.

Perion’s Outmax AI agent is embedded within Perion’s AI-native infrastructure, designed to increase advertiser efficiency and performance. Fully integrated with TikTok, Outmax applies algorithmic intelligence beyond native platform defaults, enabling advertisers to optimize against brand-defined business outcomes rather than platform-standard KPIs.

The new Outmax for TikTok AI Model is already delivering up to 25% better performance, demonstrating Perion’s ability to drive significant efficiency gains while maintaining the scale required by global brands.

“As we officially launch our new AI Model for TikTok, we are seeing great results for our clients,” said Tal Jacobson, CEO of Perion. “The deployment of additional Outmax AI agent Models across high-growth platforms such as TikTok enables us to work with more customers across more platforms, worldwide. The strong demand we are seeing from clients expanding their investment in TikTok reinforces the strategic direction we outlined with our recently announced 2028 targets.”

1 https://www.statista.com/statistics/1305708/tiktok-ad-revenue/

About Perion Network Ltd.
Perion is an advanced technology leader redefining advertising through AI-native infrastructure, delivering real-time media execution across CTV, digital out-of-home, commerce and retail media, social and digital environments. Powered by Outmax, the company’s proprietary AI engine, Perion helps brands, agencies, and retailers optimize spend and performance, driving measurable outcomes at scale.
For more information, visit www.perion.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe- harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. All statements other than statements of historical fact included in this press release are forward-looking statements. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, political, economic and other developments (including the current war between Israel and Hamas and other armed groups in the region), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance, the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, and general risks associated with the business of Perion including, the transformation in our strategy, intended to unify our business units under the Perion brand (Perion One), intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions (including the fluctuation of our share price), loss of key customers or of other partners that are material to our business, the outcome of any pending or future proceedings against Perion, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products and of the Perion One strategy, changes in applicable laws and regulations as well as industry self-regulation, negative or unexpected tax consequences, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. We urge you to consider those factors, together with the other risks and uncertainties described in our most recent Annual Report on Form 20-F for the year ended December 31, 2024 as filed with the Securities and Exchange Commission (SEC) on March 25, 2025, and our other reports filed with the SEC, in evaluating our forward-looking statements and other risks and uncertainties that may affect Perion and its results of operations. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:
Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com